UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 11, 2025, AL Holding Group Limited (“AL Holding”), a significant shareholder of Mint Incorporation Limited (the “Company”), effected the conversion of all 2,100,000 of its class B ordinary shares of no par value (the “Class B Ordinary Shares”) into class A ordinary shares of no par value (the “Class A Ordinary Shares”) on a one-for-one basis, in accordance with the Company’s amended and restated memorandum and articles of association.

Prior to the conversion, the Class B Ordinary Shares held by AL Holding carried superior voting rights of twenty votes per share. As a result of the conversion, such Class A Ordinary Shares now carry one vote per share. The conversion resulted in a change in the voting power of AL Holding but did not result in any change to the aggregate number of ordinary shares beneficially owned by AL Holding.

Following the conversion, AL Holding beneficially owns 3,543,400 Class A Ordinary Shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINT INCORPORATION LIMITED

Date: December 18, 2025	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Director

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